Innocan Pharma Corporation

1015, 926 – 5 Avenue SW

Calgary, Alberta T2P 0N7, Canada

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innocan Pharma Corporation
Request for Withdrawal of Registration Statement on Form F-1
File No. 333-288899

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Innocan Pharma Corporation, a corporation existing under the laws of Canada (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form F-1 (File No. 333-288899), originally filed on July 23, 2025, as thereafter amended (together with all exhibits thereto, the “Registration Statement”). The Company has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Should you have any questions or require any further information please contact David Huberman, Esq. at 312.364.1633.

Very truly yours,

INNOCAN PHARMA CORPORATION

By:	/s/ Iris Bincovich
Iris Bincovich
Chief Executive Officer

cc: David Huberman (Greenberg Traurig, LLP)